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                                                                    [madge logo]


MADGE NETWORKS N.V.
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+44) (0) 1753 661 000
Fax:   (+44) (0) 1753 661 011



                          MADGE NETWORKS N.V. RECEIVES
                           NASDAQ STAFF DETERMINATION

Amsterdam, The Netherlands (September 4, 2001) -- Madge Networks N.V. (NASDAQ
NM: MADGF), a global supplier of advanced networking product solutions, today announced that on August 29, 2001 it received a Nasdaq Staff Determination indicating that the Company fails to comply with either the net tangible assets or the shareholders' equity requirements for continued listing under Marketplace Rule 4450(a)(3) and that its securities are, therefore, subject to delisting from The Nasdaq National Market. In addition, on June 7, 2001, Nasdaq Staff notified the Company that the bid price of its common shares had closed below $1.00 for 30 consecutive days and no longer complied with Marketplace Rule 4450(a)(5). The Company was granted 90 days, or until September 5, 2001, to achieve compliance with the bid price requirement or request a hearing.


The Company will request an oral hearing before the Nasdaq Listing Qualifications Panel to review the Nasdaq Staff Determination. During the review process the delisting will be stayed pending the Panel's decision and the Company's common shares will continue to be listed on The Nasdaq National Market. In parallel, the Company also intends to make an application to list its securities on The Nasdaq Small Cap Market in the event that the appeal against the Staff Determination fails. There can be no assurance the Panel will grant the Company's request for continued listing on The Nasdaq National Market or that the Company's application for listing on The Small Cap Market will be successful.

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ABOUT MADGE NETWORKS N.V.

Madge Networks N.V. (NASDAQ NM: MADGF), through its Madge.connect subsidiary, is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks also has an associate company, Red-M(TM), a leading supplier of Bluetooth(TM) wireless networking product solutions. The Company's main business centers are located in Wexham Springs, United Kingdom and Milpitas, California. Information about Madge's complete range of products and services can be accessed at www.madge.com.




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PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the probability that Madge's shares will be delisted from The Nasdaq National Market and the impact this will have on Madge). Forward-looking statements in this press release include statements that refer to Madge requesting an oral hearing before the Nasdaq Listing Qualifications Panel, Madge making an application to list its securities on The Nasdaq Small Cap Market and that there is no assurance that either of these processes will be successful and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.


Madge, the Madge logo, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies. Other trademarks appearing in this release are those of their respective owners.


CONTACT: MADGE NETWORKS, WEXHAM SPRINGS, UNITED KINGDOM

Investor Relations
Rhonda Hainsworth, Investor Relations Manager
MADGE NETWORKS N.V.
UK tel: +44 1753 661 609
US tel: +1 212 709 1007











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